SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

WACOAL CORP.
(Translation of Registrant's Name Into English)

29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A)

This report is a Report on Form 6-K filed by Wacoal Corp.

This Report contains copies of a Press Release, dated April 11, 2002, with respect to the revised forecast of business performance of Wacoal Corp. for the fiscal year ended March 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL CORP.

By: ______________________________
Shoichi Suezawa
Member of the Board

Date: APRIL 18, 2002

(English Translation)

April 11, 2002

To whom it may concern:

WACOAL CORP.
Yoshikata Tsukamoto, President and Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact: Shoichi Suezawa
Member of the Board
(Tel.: (075) 682-1010)

Notice Regarding Revised Forecast of Business Performance

As a result of the performance of our business, we are revising our forecast of financial results for the fiscal year ended March 31, 2002 (April 1, 2001 - March 31, 2002), which were included in our announcement of interim financial results made on November 13, 2001, as follows:

1. Revised Forecast of Consolidated Financial Results for the Fiscal Year Ended March 31, 2002 (April 1, 2001 - March 31, 2002)

(Unit: ¥ millions, %)

	Total Sales	**Net Income before Tax**	**Net Income**
Previous Forecast ("A") (made on November 13, 2001)	164,000	9,600	6,100
Revised Forecast ("B")	162,000	7,600	4,900
Difference (B - A)	Δ2,000	Δ2,000	Δ1,200
Percent Change (%)	Δ1.2	Δ20.8	Δ19.7
Results of Previous Term (Fiscal Year ended March 2001)	162,023	20,129	10,889

2. Revised Forecast of Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2002 (April 1, 2001 - March 31, 2002)

(Unit: ¥ millions, %)

	Total Sales	**Ordinary Income**	**Net Income**
Previous Forecast ("A")	129,000	9,700	5,200

(made on November 13, 2001)			
Revised Forecast ("B")	128,400	9,100	4,800
Difference (B - A)	Δ600	Δ600	Δ400
Percent change (%)	Δ0.5	Δ6.2	Δ7.7
Results of Previous Term (Fiscal Year ended March 2001)	128,566	9,619	4,741

3. Reasons for Revisions

(1) Consolidated Results

The forecast of our consolidated results was revised downward from that made in our previous announcement, primarily due to a decline in our sales profit ratio resulting from fierce competition experienced by our Japanese subsidiaries related to construction of store interiors, losses resulting from the sale of unused property, and the additional reasons set forth below in paragraph (2).

(2) Non-consolidated Results

The forecast of our non-consolidated results was revised downward from that made in our previous announcement, primarily due to decreased sales profits resulting from stagnant consumer spending caused by the prolonged sluggishness of the Japanese economy, and weakened sales and lower sales prices caused in part by the bankruptcy of major Japanese retailers.